Exhibit (a)(2)(i)

March 30, 2007

WebEx Communications, Inc.

3979 Freedom Circle

Santa Clara, CA 95054

Dear WebEx Stockholder:

We are pleased to inform you that, on March 15, 2007, WebEx Communications, Inc. (“WebEx”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Cisco Systems, Inc. (“Cisco”) and Wonder Acquisition Corp., a wholly-owned subsidiary of Cisco (“Purchaser”).

Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of WebEx (the “Common Stock”) at a price of $57.00 per share, net to the seller thereof in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase, dated March 27, 2007, and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at midnight, New York City time, on April 23, 2007 (which is the end of the day on April 23, 2007), at which time, if all conditions to the tender offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the tender offer and not properly withdrawn. Following the consummation of the tender offer, Purchaser will merge with and into WebEx, with WebEx being the surviving corporation, on the terms and subject to the conditions set forth in the Merger Agreement, and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the tender offer (other than shares held by WebEx, Cisco, Purchaser, or any other Cisco subsidiary or stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive cash in an amount equal to $57.00 per share, net to the seller thereof in cash, without interest thereon, less any required withholding taxes. In addition, under the terms of the Merger Agreement, Purchaser is granted an option to acquire up to one share more than 90% of the Company’s issued and outstanding Common Stock. This option will become exercisable only upon the acceptance and payment for more than 80% of the Common Stock in the tender offer.

The board of directors of WebEx has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to and in the best interests of WebEx’s stockholders and approved the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, on the terms and subject to the conditions set forth therein. Accordingly, the board of directors of WebEx unanimously recommends that holders of Common Stock accept the tender offer, tender their shares of Common Stock to Purchaser pursuant to the tender offer and, if required by Delaware law, vote their shares of Common Stock in favor of the adoption of the Merger Agreement in accordance with the applicable provisions of Delaware law.

In arriving at its recommendation, the board of directors of WebEx gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter. Also accompanying this letter is a copy of Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock to Purchaser in the tender offer. These documents set forth the terms and conditions of Purchaser’s tender offer and provide instructions as to how to tender your shares. We urge you to read and consider each of the enclosed materials carefully.

Very truly yours,

Subrah Iyar Chairman and Chief Executive Officer